Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162450

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the prospectus dated November 3, 2009)

Subject to Completion. Dated December 10, 2009.

$20,000,000

Common Stock

We are offering              shares of our common stock, par value $2.00 per share. Our common stock is listed for trading on the NYSE Amex Equities exchange, or the NYSE Amex, under the symbol “BHB.” On December 9, 2009, the last reported sale price of our common stock on the NYSE Amex was $32.50 per share.

The shares of common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, or the FDIC, or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Bar Harbor Bankshares (before expenses)	$	$

The underwriter also may purchase up to an additional             shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriter expects to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about December     , 2009.

RBC CAPITAL MARKETS

Prospectus Supplement dated December     , 2009

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Bar Harbor,” the “Company,” “we,” “us,” “our” or similar references mean Bar Harbor Bankshares.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Documents we have filed with the SEC are also available on our website at http://www.bhbt.com. Except as expressly stated herein, information contained on our website does not constitute a part of this prospectus supplement and is not incorporated by reference.

The SEC allows us to “incorporate by reference” the information we file with it in this prospectus supplement. This helps us disclose certain information to you by referring you to the documents we file. The information we incorporate by reference is an important part of this prospectus supplement. We incorporate by reference each of the documents listed below:

•

our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2009 Annual Meeting of Shareholders, which we filed on April 7, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, filed with the SEC on May 11, 2009, August 10, 2009 and November 9, 2009, respectively;

•

our Current Reports on Form 8-K filed with the SEC on January 9, 2009, January 20, 2009, January 21, 2009, February 23, 2009, April 22, 2009 (as amended by Form 8-K/A filed on May 26, 2009), May 21, 2009, May 26, 2009, June 26, 2009, July 21, 2009, September 14, 2009, October 21, 2009 and December 3, 2009 (except, with respect to each of the foregoing, for portions of such reports which we indicated therein were deemed to be furnished and not filed); and

S-i

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on September 10, 1997, including any amendment or report filed for the purpose of updating such description.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC), from the date of the registration statement of which this prospectus supplement is part until the termination of the offering of the securities described herein. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC. These documents are available to you without charge. See “Where You Can Find More Information.”

You may obtain paper copies of these documents, other than exhibits, free of charge by contacting Marsha C. Sawyer, Corporate Clerk, at our principal office, which is located at P.O. Box 400, 82 Main Street, Bar Harbor, Maine 04609-0400, or by telephone at (207) 288-3314.

S-ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information included or incorporated by reference in them includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the statements, including:

•	changes in general business, industry or economic conditions or competition;

•

changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principals or otherwise;

•	adverse changes or conditions in capital and financial markets;

•	changes in interest rates;

•	higher than expected costs or other difficulties related to integration of combined or merged businesses;

•	the inability to realize expected cost savings or achieve other anticipated benefits in connection with business combinations and other acquisitions;

•	changes in the quality or composition of our loan and investment portfolios;

•	increased competition;

•	deposit attrition;

•	changes in the cost of funds, demand for loan products or demand for financial services; and

•	other economic, competitive, governmental or technological factors affecting our operations, markets, products, services and prices.

Some of these and other factors are discussed in our annual and quarterly reports previously filed with the SEC. Such developments could have an adverse impact on our financial position and our results of operations.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date of this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement or in the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

About Bar Harbor Bankshares

We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System. We are also a Maine Financial Institution Holding Company for the purposes of the laws of the state of Maine and as such are subject to the jurisdiction of the Superintendent of the Maine Bureau of Financial Institutions.

We have one, wholly owned first tier operating subsidiary, Bar Harbor Bank & Trust, or the Bank, a community bank, which offers a wide range of deposit, loan and related banking products, as well as brokerage services provided through a third-party brokerage arrangement. In addition, we offer trust and investment management services through our second tier subsidiary, Bar Harbor Trust Services, or Trust Services, a Maine chartered non-depository trust company. These products and services are offered to individuals, businesses, not-for-profit organizations and municipalities.

On a consolidated basis, as of September 30, 2009, we had approximately $1.1 billion in assets, $654.6 million in total loans, $619.1 million in deposits and $94.4 million in stockholders’ equity.

Our common stock is traded on the NYSE Amex under the ticker symbol “BHB.” In June 2009, our common stock was added to the Russell 2000 and Russell 3000, indices widely used by investment managers and institutional investors for index funds and as benchmarks for investment strategies. Our principal executive offices are located at 82 Main Street, Bar Harbor, Maine 04609-0400. Our telephone number is (207) 288-3314.

Bar Harbor Bank & Trust

The Bank, originally founded in 1887, is a Maine financial institution with twelve branch offices located throughout downeast and midcoast Maine. The Bank’s offices are located in Hancock, Washington, and Knox Counties. The Hancock County offices, in addition to Bar Harbor, are located in Blue Hill, Deer Isle, Ellsworth, Northeast Harbor, Somesville, Southwest Harbor, and Winter Harbor. The Washington County offices are located in Milbridge, Machias, and Lubec, and the Knox County office is located in Rockland.

The Bank serves individual and business customers, retail establishments and restaurants, seasonal lodging, and a large contingent of retirees. As a coastal bank, it serves the tourism, hospitality, lobstering, fishing, boat building and marine services industries. It also serves Maine’s wild blueberry industry through its Hancock and Washington County offices. The Bank operates in a competitive market that includes other community banks, savings institutions, credit unions, and branch offices of statewide and interstate bank holding companies located in the Bank’s market area. Historically, the banking business in the Bank’s market area has been seasonal, with lower deposits in the winter and spring, and higher deposits in the summer and autumn. The Bank is one of the larger independent commercial banks in the state of Maine.

Bar Harbor Trust Services

Trust Services, is a Maine chartered non-depository trust company and a wholly-owned subsidiary of the Bank. Trust Services provides a comprehensive array of trust and investment management services to individuals, businesses, not-for-profit organizations, and municipalities of varying asset size. Trust Services serves as trustee of both living trusts and trusts under wills, including revocable and irrevocable, charitable remainder and testamentary trusts, and in this capacity holds, accounts for and manages financial assets, real estate and special assets. Trust Services offers custody, estate settlement, and fiduciary tax services. Additionally, Trust Services offers employee benefit trust services for which it acts as trustee, custodian, administrator and/or investment advisor, for employee benefit plans and for corporate, self employed, municipal and not-for-profit employers located throughout our market areas. The staff includes credentialed investment and trust professionals with extensive experience.

At September 30, 2009, Trust Services served 768 client accounts, with assets under management and held in custody amounting to $267.8 million and $15.6 million, respectively.

Business Strategy

As a diversified financial services provider, we pursue a strategy of achieving long-term sustainable growth, profitability, and shareholder value, without sacrificing our financial soundness. We work toward achieving this goal by focusing on increasing our loan and deposit market share in the coastal communities of Maine, either organically or by way of strategic acquisitions. We believe one of our more unique strengths is an understanding of the financial needs of coastal communities and the businesses vital to Maine’s coastal economy, namely: tourism, hospitality, retail establishments and restaurants, seasonal lodging and campgrounds, fishing, lobstering, boat building, and marine services.

Our key strategic focus is vigorous financial stewardship, deploying investor capital safely yet efficiently for the best possible returns. We strive to provide unmatched service to our customers, while maintaining strong asset quality and a focus toward improving operating efficiencies. In managing our earning asset portfolios, we seek to utilize funding and capital resources within well-defined credit, investment, interest-rate and liquidity guidelines. In managing our balance sheet, we seek to preserve the sensitivity of net interest income to changes in interest rates, and to enhance profitability through strategies that promise sufficient reward for understood and controlled risk. We are deliberate in our efforts to maintain adequate liquidity under prevailing and expected conditions, and strive to maintain a balanced and appropriate mix of loans, securities, core deposits, brokered deposits and borrowed funds.

Competition

We compete principally in downeast and midcoast Maine, which can generally be characterized as rural areas. We consider our primary market areas to be in Hancock, Knox, and Washington counties, each in the state of Maine. The economies in these three counties are based primarily on tourism, healthcare, fishing, aquaculture, agriculture, and small local businesses, but are also supported by a large contingent of retirees. Major competitors in these market areas include local independent banks, local branches of large regional bank affiliates, thrift institutions, savings and loan institutions, mortgage companies, and credit unions. Other competitors in our primary market area include financing affiliates of consumer durable goods manufacturers, insurance companies, brokerage firms, investment advisors, and other non-bank financial service providers.

Capital Purchase Program

We sold 18,751 shares of Senior Fixed Rate Cumulative Perpetual Preferred Shares, Series A, no par value per share, liquidation preference $1,000 per share, or the Series A Shares, to the U.S. Department of the Treasury, or the Treasury, under the Capital Purchase Program in January 2009. The Series A Shares pay cumulative dividends at a rate of five percent per year for the first five years and reset to a rate of nine percent per year after the fifth year. The consent of the Treasury is required for any increase in our common dividends per share for the first three years following the Treasury’s purchase of the Series A Shares (other than regular quarterly cash dividends of not more than $0.26 per share of common stock), unless prior to the end of three years, the Series A Shares have been redeemed in full or the Treasury has transferred all of the Series A Shares to third parties.

In conjunction with the purchase of Series A Shares, the Treasury received warrants to purchase 104,910 shares of common stock, or the Treasury Warrants. The exercise price on the Treasury Warrants is $26.81 per share. The Treasury Warrants have a term of 10 years and are immediately exercisable, in whole or in part. In the event that we receive aggregate gross proceeds of at least $18.751 million in this offering, the number of shares of common stock underlying the Treasury Warrants will be reduced by 50 percent.

Recent Developments

On October 26, 2009, we released our third quarter 2009 earnings and subsequently filed, on November 9, 2009, our Form 10-Q as of and for the period ended September 30, 2009. For the third quarter of 2009, we recorded net income available to common shareholders of $2.8 million, or $0.95 diluted earnings per share. Our diluted earnings per share was up 21.8% over the $0.78 per share recorded in the third quarter of 2008, and was up 11.8% on a linked quarter basis from the $0.85 diluted earnings per share we recorded in the second quarter of 2009. Our annualized return on average assets and return on average equity for the third quarter of 2009 were 1.16% and 14.02%, respectively. For the three and nine months ended September 30, 2009, our efficiency ratio was 47.1% and 51.0%, respectively.

At September 30, 2009, our non-performing loans amounted to $7.5 million, or 1.14% of total loans, compared to $4.4 million, or 0.70% of total loans, at December 31, 2008. Net loan charge-offs for the nine months ended September 30, 2009 were $699 thousand, or 0.14% of average total loans on an annualized basis, versus $1.2 million, or 0.26% of average total loans on an annualized basis, for the nine months ended September 30, 2008.

At September 30, 2009, our tier 1 leverage, tier 1 risk-based and total risk based capital ratios were 8.32%, 12.88% and 14.68%, respectively, all well in excess of “well capitalized” standards. At September 30, 2009, our tangible common equity ratio was 6.90%, up from 6.42% at December 31, 2008.

The Offering

The following summary contains basic information about our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of our common stock, see the information under the heading “Description of Common Stock” beginning on page S-21.

Common stock we are offering	shares

Common stock outstanding after this offering	shares (1)(2)

Use of proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriter exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use all of the net proceeds of the offering for general corporate purposes, which may include providing capital to support our growth. We may also seek the approval of our regulators to utilize the net proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A Shares or the Treasury Warrants. For a more complete description, see “Use of Proceeds.”

NYSE Amex listing	BHB

Settlement date	Delivery of shares of our common stock will be made against payment therefor on or about December , 2009, which will be the third business day after pricing of this offering.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 2,891,183 shares of common stock outstanding as of December 9, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriter’s over-allotment option, 194,836 shares of common stock issuable under our stock compensation plans and 104,910 shares of common stock issuable upon the exercise of the warrant held by the United States Department of the Treasury, or the Treasury. If this offering and any other qualified equity offerings that we may make prior to December 31, 2009 result in aggregate gross proceeds of at least $18.751 million, we expect that we would request that the Treasury reduce the warrant it holds to purchase our common stock by 50% to 52,455 shares.

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under the heading “Risk Factors” beginning on page S-7 of this prospectus supplement as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

Summary Selected Consolidated Financial Information

The following selected financial information for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from audited consolidated financial statements of Bar Harbor Bankshares. The financial information as of and for the nine months ended September 30, 2009 and 2008 is derived from unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2009 are not necessarily indicative of the results of operations for the full year or any other interim period. Bar Harbor’s management prepared the unaudited information on the same basis as it prepared Bar Harbor’s audited consolidated financial statements. In the opinion of Bar Harbor’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Bar Harbor’s consolidated financial statements and related notes included in Bar Harbor’s Annual Report on Form 10-K for the year ended December 31, 2008, and Bar Harbor’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference in this prospectus supplement and the accompanying base prospectus and from which this information is derived. Please see “Where You Can Find More Information.”

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
(Unaudited)	(dollars in thousands, except per share data)
Balance Sheet Data:
Assets	$1,060,707	$942,004	$972,288	$889,472	$824,877	$747,945	$666,811
Loans	654,604	624,205	633,603	579,711	555,099	514,866	448,478
Allowance for loan losses	7,304	5,220	5,446	4,743	4,525	4,647	4,829
Securities available for sale, at fair value	356,977	269,609	290,502	264,617	213,252	183,300	176,337
Deposits	619,097	578,163	578,193	539,116	496,319	445,731	398,272
Borrowings	341,391	295,572	323,903	278,853	260,712	239,696	206,923
Shareholders’ equity	94,405	62,671	65,445	65,974	61,051	56,104	56,042

Results Of Operations
Net interest income	$25,215	$19,952	$27,191	$22,903	$21,696	$21,859	$20,377
Provision for loan losses	2,557	1,669	1,995	456	131	—	180
Non-interest income	4,889	6,205	6,432	5,929	6,876	6,415	6,572
Non-interest expense	15,683	15,334	20,513	18,201	18,677	19,268	18,914
Income before income taxes	11,864	9,154	11,115	10,175	9,764	9,006	7,855
Net income	8,486	6,314	7,731	7,155	6,879	6,424	5,732
Net income available to common shareholders	7,724	6,314	7,731	7,155	6,879	6,424	5,732

Common Share Data:
Diluted earnings per share	$2.63	$2.09	$2.57	$2.30	$2.20	$2.03	$1.79
Cash dividends per share	0.780	0.760	1.020	0.955	0.905	0.840	0.800
Book value per share	32.66	21.50	22.77	21.97	20.03	18.33	18.20
Tangible book value per share	31.36	20.39	21.65	20.88	18.93	17.22	17.06
Diluted weighted average common shares outstanding	2,941,018	3,025,526	3,007,249	3,112,736	3,121,825	3,166,798	3,209,006

Performance Ratios
Return on average assets (annualized for interim periods)	1.08%	0.92%	0.83%	0.85%	0.87%	0.93%	0.89%

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
(Unaudited)	(dollars in thousands, except per share data)
Return on average shareholders’ equity (annualized for interim periods)	13.16%	12.78%	11.87%	11.40%	11.95%	11.44%	10.58%
Net interest margin (tax equivalent)	3.45%	3.11%	3.13%	2.91%	2.98%	3.43%	3.45%
Efficiency ratio	51.0%	59.0%	57.8%	60.4%	65.0%	67.4%	69.8%

Asset Quality
Non-performing loans	$7,476	$3,339	$4,404	$2,062	$628	$868	$723
Non-performing assets	8,048	3,422	4,487	2,402	628	868	723
Non-performing loans to total loans	1.14%	0.53%	0.70%	0.36%	0.11%	0.17%	0.16%
Non-performing assets to total assets	0.76%	0.36%	0.46%	0.27%	0.08%	0.12%	0.11%
Allowance for loan losses to total loans	1.12%	0.84%	0.86%	0.82%	0.82%	0.90%	1.08%
Allowance for loan losses to non-performing loans	98%	156%	124%	230%	721%	535%	668%
Net charge-offs to average loans	0.14%	0.26%	0.21%	0.04%	0.05%	0.04%	0.15%

Capital Ratios
Tangible common equity	6.90%	6.33%	6.42%	7.07%	7.02%	7.08%	7.92%
Tier 1 leverage ratio	8.32%	6.76%	6.61%	7.10%	7.34%	7.52%	7.75%
Tier 1 risk based ratio	12.88%	10.10%	9.95%	10.76%	10.82%	11.10%	11.90%
Total risk based ratio	14.68%	11.74%	11.60%	11.59%	11.65%	12.05%	13.01%

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our historical and pro forma consolidated financial statements and the notes thereto, before making an investment decision. The risks and uncertainties described below and incorporated by reference into this prospectus supplement and the accompanying base prospectus are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair us. If any of these risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected. In that case, the market price of our common stock could decline substantially and you could lose all or a large part of your investment.

Risks Related to our Company

Difficult market conditions have adversely affected the banking and financial services industry.

Dramatic declines in the national housing market since 2008, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets could adversely affect our business, financial condition and results of operations. In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of the banking and financial services industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

Market developments may affect customer confidence levels and may cause increases in loan delinquencies and default rates, which we expect would adversely impact the Bank’s charge-offs and provision for loan losses.

•	Market developments may adversely affect the Bank’s securities portfolio by causing other-than-temporary-impairments, prompting write-downs and securities losses.

•

Our and the Bank’s ability to borrow from other financial institutions or to access the debt or equity capital markets on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in banking and financial services industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•

The Bank may be required to pay significantly higher premiums to the Federal Deposit Insurance Corporation, or the FDIC, because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

The Bank’s allowance for loan losses may not be adequate to cover loan losses.

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most loans originated by the Bank are secured, but some loans are unsecured based upon management’s evaluation of the creditworthiness of the borrowers. With respect to secured loans, the collateral securing the repayment of these loans principally includes a wide variety of real estate, and to a lesser extent personal property, either of which may be insufficient to cover the obligations owed under such loans.

Collateral values and the financial performance of borrowers may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates and debt service levels, changes in oil and gas prices, changes in monetary and fiscal policies of the federal government, widespread disease, terrorist activity, environmental contamination and other external events, which are beyond the control of the Bank. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards might create the impression that a loan is adequately collateralized when in fact it is not. Although the Bank may acquire any real estate or other assets that secure defaulted loans through foreclosures or other similar remedies, the amounts owed under the defaulted loans may exceed the value of the assets acquired.

The Bank has adopted underwriting and credit monitoring policies and procedures, including the establishment and ongoing review of the allowance for loan losses and review of borrower financial statements and collateral appraisals, which management believes are appropriate to mitigate the risk of loss by assessing the likelihood of borrower non-performance and the value of available collateral. The Bank also manages credit risk by diversifying its loan portfolio. An ongoing independent review, subsequent to management’s review, of individual credits is performed by an independent loan review function, which reports to the Audit Committee of our Board of Directors. However, such policies and procedures have limitations, including judgment errors in management’s risk analysis, and may not prevent unexpected losses that could have a material adverse effect on our business, financial condition and results of operations.

Interest rate volatility could significantly reduce our profitability.

Our earnings largely depend on the relationship between the yield on our earning assets, primarily loans and investment securities, and the cost of funds, primarily deposits and borrowings. This relationship, commonly known as the net interest margin, is susceptible to significant fluctuation and is affected by economic and competitive factors that influence the yields and rates, and the volume and mix of the Bank’s interest earning assets and interest bearing liabilities.

Interest rate risk can be defined as an exposure to movement in interest rates that could have an adverse impact on the Bank’s net interest income. Interest rate risk arises from the imbalance in the re-pricing, maturity and/or cash flow characteristics of assets and liabilities. We are subject to interest rate risk to the degree that our interest bearing liabilities re-price or mature more slowly or more rapidly or on a different basis than our interest earning assets. Significant fluctuations in interest rates could have a material adverse impact on our business, financial condition, results of operations, or liquidity.

The Bank’s interest rate risk measurement and management techniques incorporate the re-pricing and cash flow attributes of its balance sheet and off-balance sheet instruments as they relate to current and potential changes in interest rates. The level of interest rate risk, measured in terms of the potential future effect on net interest income, is determined through the use of modeling and other techniques under multiple interest rate scenarios. Management’s objectives are to measure, monitor and develop strategies in response to the interest rate risk profile inherent in the Bank’s balance sheet, in order to preserve the sensitivity of net interest income to actual or potential changes in interest rates.

We cannot assure you that recent actions by governmental agencies and regulators, as well as recently enacted legislation authorizing the U.S. government to invest in, and purchase large amounts of illiquid assets from, financial institutions will help stabilize the U.S. financial system.

In recent periods, various Federal agencies and bank regulators have taken steps to stabilize and stimulate the financial services industry. Changes also have been made in tax policy for financial institutions. In addition, on October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008, or the EESA. The EESA reflects an initial legislative response to the financial crises affecting the banking system and financial markets and going concern threats to financial institutions. Pursuant to the EESA, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. We cannot predict, however, the actual impact, if any, that the EESA will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced, or whether any impact will be positive or negative. The failure of the EESA to help stabilize the financial markets or a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

There are risks and uncertainties associated with our participation in the Treasury’s Capital Purchase Program.

In 2008, the Treasury, instituted the Troubled Asset Relief Program, or TARP, in response to adverse economic conditions in the financial markets, particularly the inability of creditworthy borrowers to obtain credit. Under TARP, the Treasury developed the Capital Purchase Program, whereby it purchased non-voting senior preferred shares of participating financial institutions. We sold 18,751 shares of Senior Fixed Rate Cumulative Perpetual Preferred Shares, Series A, no par value per share, liquidation preference $1,000 per share to the Treasury on January 16, 2009. In conjunction with the purchase of the Series A Shares, the Treasury received warrants to purchase 104,910 shares of common stock with an aggregate market price equal to 15 percent of its investment in the Series A Shares. There are a number of risks and uncertainties associated with our participation in the Capital Purchase Program that could have a material adverse effect on our results of operations. These risks and uncertainties include but are not limited to:

•	The dividends paid on the Series A Shares will reduce the net income available to our common shareholders and our earnings per common share;

•	Our ability to increase our common share dividend is generally limited for up to three years and this restriction could negatively impact the market for our common shares;

•

There could be future unilateral changes in the agreements between us and the Treasury as a result of changes to applicable laws and regulations, all of which could materially impact our ability to deploy the Capital Purchase Program capital in the manner originally anticipated by management at the time of issuing the Series A Shares to the Treasury;

•	The terms and conditions of the Series A Shares could pose some risk to our ability to participate in future acquisitions and mergers transactions;

•

Existing and possible future limits imposed on executive compensation under the Capital Purchase Program and other laws and regulations applicable to participants under the Capital Purchase Program could have a negative impact on our ability to attract and retain quality executive officers;

•	The consent of the Treasury is generally required for us to repurchase our common stock, which could have a negative impact on our ability to manage our capital plan;

•	There could be future ownership and earnings dilution associated with the Series A Shares and the Treasury Warrants;

•

The possibility of negative public opinion regarding our participation in the Capital Purchase Program could adversely affect our ability to attract and keep customers and/or the market for our shares of common stock;

•	We may not be able to deploy the Capital Purchase Program capital received from the Treasury in a manner that is accretive to earnings; and

•	The Series A Shares will receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

Furthermore, if we are unable to redeem the Series A Shares prior to January 16, 2014, the cost of this capital to us will increase substantially from 5% per annum to approximately 9% per annum. Depending on our financial condition at that time, this increase in the annual dividend rate on the CPP Shares could have a negative effect on our income available to common shareholders.

Federal and state governments could pass legislation responsive to current credit conditions which could cause us to experience higher credit losses.

We could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank’s borrowers are otherwise contractually required to pay under existing loan contracts. Also, we could experience higher credit losses because of federal or state legislation or regulatory action that limits the Bank’s ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

In addition to this offering, we may need to raise additional capital in the future and such capital may not be available when needed or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. We cannot assure you that such capital will be available to us on acceptable terms or at all. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations.

We are exposed to a variety of operational risks that could result in significant financial losses.

We are exposed to many types of operational risk, including reputation risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action.

Given the volume of our transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process our transaction volumes may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical telecommunication outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as we are) and to the risk that our (or our vendors’) business continuity and data security systems prove to be inadequate.

We regularly assess the level of operational risk throughout the organization and have established systems of internal controls that provide for timely and accurate information. Testing of the operating effectiveness of these control systems is performed regularly. While not providing absolute assurance, these systems of internal controls have been designed to manage operational risks at appropriate, cost-effective levels. Procedures exist that are designed to ensure policies relating to conduct, ethics, and business practices are followed. From time to time losses from operational risk may occur, including the effects of operational errors. Such losses are recorded as non-interest expense.

While we continually monitor and improve our system of internal controls, data processing systems, and corporate-wide risk management processes and procedures, we cannot assure you that future losses arising from operational risk will not occur and have a material impact on our business, financial condition, results of operations, or liquidity.

Recent levels of market volatility remain elevated, which may have a material adverse effect on our ability to access capital and on our business, financial condition and results of operations.

The capital and credit markets have been experiencing volatility and disruption since early 2008. In the fourth quarter of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If the current recovery stalls and current levels of market disruption and volatility continue or worsen, we cannot assure you that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The Bank’s loans are principally concentrated in certain areas of Maine, and adverse economic conditions in those markets could adversely affect our operations.

Our success is dependent to a significant extent upon general economic conditions in the United States and, in particular, the local economies of downeast and midcoast Maine, the primary markets served by the Bank. The Bank is particularly exposed to real estate and economic factors in the downeast and midcoast areas of Maine, as most of its loan portfolio is concentrated among borrowers in these markets. Furthermore, because a substantial portion of the Bank’s loan portfolio is secured by real estate in these areas, the value of the associated collateral is also subject to regional real estate market conditions.

Since 2008, the financial and capital marketplaces have been affected by significant disruption and volatility. This turbulence has been attributable to a variety of factors, including the fallout associated with the subprime mortgage market. One aspect of this fallout has been significant deterioration in the activity of the secondary residential mortgage market. These disruptions have been exacerbated by the continued

decline of the real estate housing market along with significant mortgage loan related losses incurred by many lending institutions. The turmoil in the mortgage market has impacted the global markets as well as the domestic markets and has led to a significant credit and liquidity crisis. In addition, the significant decline in economic growth, both nationally and globally, has led to a national economy in deep recession. The Bank is not immune to negative consequences arising from overall economic weakness and, in particular, a sharp downturn in the real estate market. While the Bank’s loan portfolio has not shown significant signs of credit quality deterioration to the extent of national markets, no assurance can be given that these conditions will continue. An economic recession in the markets served by the Bank, and the nation as a whole, could negatively impact household and corporate incomes. This impact could lead to decreased loan demand and increase the number of borrowers who fail to pay the Bank interest or principal on their loans, and accordingly, could have a material adverse effect on our business, financial condition, results of operations, or liquidity.

We may not be able to meet our cash flow needs on a timely basis at a reasonable cost, and our cost of funds for banking operations may significantly increase as a result of general economic conditions, interest rates and competitive pressures.

Liquidity is the ability to meet cash flow needs on a timely basis and at a reasonable cost. The liquidity of the Bank is used to make loans and to repay deposit and borrowing liabilities as they become due, or are demanded by customers and creditors. Many factors affect the Bank’s ability to meet liquidity needs, including variations in the markets served by its network of offices, its mix of assets and liabilities, reputation and standing in the marketplace, and general economic conditions.

The Bank’s primary source of funding is retail deposits, gathered throughout its network of twelve banking offices. Wholesale funding sources principally consist of secured borrowing lines from the Federal Home Loan Bank of Boston, or FHLB, of which it is a member, secured borrowing lines from the Federal Reserve Bank of Boston, and brokered certificates of deposit obtained from the national market. The Bank’s securities and loan portfolios provide a source of contingent liquidity that could be accessed in a reasonable time period through sales.

Significant changes in general economic conditions, market interest rates, competitive pressures or otherwise, could cause the Bank’s deposits to decrease relative to overall banking operations, and it would have to rely more heavily on brokered funds and borrowings in the future, which are typically more expensive than deposits.

The Bank actively manages its liquidity position through target ratios established under its Asset Liability Management Policy. Continual monitoring of these ratios, both historical and through forecasts under multiple rate scenarios, allows the Bank to employ strategies necessary to maintain adequate liquidity.

Changes in economic conditions, including consumer savings habits and availability or access to the brokered deposit market could potentially have a significant impact on our liquidity position, which in turn could materially impact our financial condition, results of operations and cash flows.

Declines in value may adversely impact the investment securities portfolio.

The Bank may be required to record other-than-temporary impairment charges on its investment securities if they suffer a decline in value that is considered other-than-temporary. Numerous factors, including collateral deterioration underlying certain private label mortgage-backed securities, lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for certain investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect the Bank’s securities portfolio in future periods. An other-than-temporary impairment charge could have a material adverse effect on our results of operations and financial condition.

A substantial decline in the value of the Bank’s FHLB of Boston common stock may adversely affect our results of operations, liquidity and financial condition.

As a requirement of membership in the FHLB of Boston, the Bank must own a minimum required amount of FHLB stock, calculated periodically based primarily on its level of borrowings from the FHLB. Borrowings from the FHLB represent the Bank’s primary source of short-term and long-term wholesale funding.

In an extreme situation, it is possible that the capitalization of a FHLB, including FHLB of Boston, could be substantially diminished or reduced to zero. Consequently, given that there is no market for the Bank’s FHLB of Boston common stock, our management believes that there is a risk that our investment could be deemed other-than-temporarily-impaired at some time in the future. If this occurs, it may adversely affect our results of operations and financial condition.

In addition, if the capitalization of FHLB of Boston is substantially diminished, the Bank’s liquidity may be adversely impaired if it is not able to obtain alternative sources of funding.

There are 12 branches of the FHLB, including Boston. To conserve capital, some FHLB branches are suspending dividends, cutting dividend payments, and not buying back excess FHLB stock that member banks hold. The 12 FHLB branches are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB branch cannot meet its obligations to pay its share of the system’s debt, other FHLB branches can be called upon to make the payment. We cannot assure you, however, that the FHLB system will be able to meet these obligations.

Our information technology systems may be vulnerable to attack or other technological failures, exposing us to significant loss.

We depend upon data processing software, communication and information exchange on a variety of computing platforms and networks including the Internet. Despite instituted safeguards, we cannot be certain that all of our systems are entirely free from vulnerability to electronic attack or other technological difficulties or failures. We also rely on the services of a variety of third party vendors to meet our data processing and communication needs. If information security is breached or other technology difficulties or failures occur, information may be misappropriated, services and operations may be interrupted and we could be exposed to claims from customers, suffer loss of business and suffer loss of reputation in its marketplace. Any of these results could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Strong competition within our markets may significantly impact our profitability.

We compete with an ever-increasing array of financial service providers. As a bank holding company and state-chartered financial institution, respectively, we and the Bank are subject to extensive regulation and supervision, including, in many cases, regulations that limit the type and scope of our activities. The non-bank financial service providers that compete with us and the Bank may not be subject to such extensive regulation, supervision, and tax burden. Competition from nationwide banks, as well as local institutions, continues to mount in our markets.

The financial services industry is undergoing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Furthermore, technological advances are likely to intensify competition by enabling more companies to provide financial resources. Accordingly, our future success will depend in part on our ability to address customer needs by using technology. There is no assurance that we will be able to develop new technology driven products and services, or be successful in marketing these products to our customers. Many of our competitors have far greater resources to invest in technology.

Regional, national and international competitors have far greater assets and capitalization than we have and they have greater access to capital markets and can offer a broader array of financial services than we can.

We cannot assure you that we will continue to be able to compete effectively with other financial institutions in the future. Furthermore, developments increasing the nature or level of competition could have a material adverse affect on our business, financial condition, results of operations, or liquidity. For further information on competition, refer to Part I, Item 1, “Competition” and “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Our business and that of the Bank is highly regulated and impacted by monetary policy, limiting the manner in which we and the Bank may conduct our business and obtain financing.

We and the Bank are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we and the Bank conduct our business, undertakes new investments and activities, and obtain financing. These laws and regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. These laws and regulations may sometimes impose significant limitations on our operations. These regulations, along with the existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies and interpretations are constantly evolving and may change significantly over time.

The nature, extent, and timing of the adoption of significant new laws and regulations, or changes in or repeal of existing laws and regulations, or specific actions of regulators, could have a material adverse effect on our business, financial condition, results of operations or liquidity. Furthermore, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit risk and interest rate risk conditions for the Bank and us, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Non-compliance with the Bank Secrecy Act and USA Patriot Act could result in significant fines or sanctions.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent them from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department’s Office of Crimes Enforcement Network. These rules also require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts or conduct transactions.

Non-compliance with the Bank Secrecy Act, the USA Patriot Act and related laws and regulations could result in significant fines or sanctions. These particular laws and regulations have significant implications for all financial institutions, establish new crimes and penalties, and require the federal banking agencies, in reviewing merger and other acquisition transactions, to consider the effectiveness of the parties to such transactions in combating money-laundering and terrorist activities. Even inadvertent non-compliance and inconsequential failure to follow the regulations may result in significant fines or other penalties, which could have a material adverse impact on our business, financial condition, results of operations or liquidity.

The Bank could be held responsible for environmental liabilities relating to properties acquired through foreclosure, resulting in significant financial loss.

In the event the Bank forecloses on a defaulted commercial or residential mortgage loan to recover its investment, it may be subject to environmental liabilities in connection with the underlying real property, which could significantly exceed the value of the real property. Although the Bank exercises due diligence to discover potential environmental liabilities prior to acquiring any property through foreclosure, hazardous substances or wastes, contaminants, pollutants, or their sources may be discovered on properties during its ownership or after a sale to a third party. We cannot assure you that the Bank would not incur full recourse liability for the entire cost of any removal and cleanup on an acquired property, that the cost of removal and cleanup would not exceed the value of the property, or that it could recover any of the costs from any third party. Losses arising from environmental liabilities could have a material adverse impact on our business, financial condition, results of operations, or liquidity.

The preparation of our financial statements requires the use of estimates that could significantly vary from actual results.

The preparation of the consolidated financial statements in conformity with U. S. generally accepted accounting principles requires management to make significant estimates that affect the financial statements. The most critical estimate is the allowance for loan losses. Due to the inherent nature of estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses and/or sustain credit losses that are significantly higher than the provided allowance, which could have a material adverse effect on our business, financial condition, results of operations, or liquidity.

An investigation by regulatory authorities into our recent disclosure about trading in our common stock may negatively impact us and could cause our stock price to decline.

On December 3, 2009, we filed a Form 8-K with the SEC reporting that on October 29, 2009, our Chief Executive Officer and, on October 30, 2009, our Senior Vice President of Human Resources, purchased shares of our common stock through their respective 401(k) accounts. Under the terms of our Insider Trading in Securities Policy, these trades took place during a black-out period. Our Board of Directors commenced a review, which was directed by the Executive Committee of our Board of Directors, as to the 401(k) trades and the circumstances surrounding the two transactions.

The review of this matter by our Board of Directors was performed with the assistance of our outside counsel. On the basis of this review, our Board of Directors determined that while the transactions by the two executives were not appropriate, the resulting violations of our Insider Trading and Securities Policy were inadvertent and not intentional. Nonetheless, our Board of Directors determined that our Chief Executive Officer and Senior Vice President of Human Resources should sell the shares of our common stock purchased on October 29, 2009 and October 30, 2009, respectively, on the first business day on which the current black-out period is lifted, and that they will not be permitted to retain any profits from the transactions (if any).

We cannot predict whether regulatory authorities will commence an investigation into the foregoing matter or the outcome of an investigation, if any, and do not know what action, if any, any such regulatory authority may finally recommend with respect to the Company and/or any individuals. If any regulatory authority institutes any proceedings as a result of an investigation, the market price of our common stock may be negatively affected, even if the Company is not specifically named as a party to any such proceedings. In addition, any such investigation or proceedings could result in substantial costs, including fines, penalties, or other remedies, and any such investigation or proceedings may also be a distraction to our management team and may negatively affect our reputation.

Risks Related to our Common Stock and this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NYSE Amex constantly changes. We expect that the market price of our common stock will continue to fluctuate, and we cannot give you any assurances regarding any trends in the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include our:

•	past and future dividend practice;

•	financial condition, performance, creditworthiness and prospects;

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	future sales of our equity or equity-related securities;

•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally; and

•

changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Underwriting” beginning on page S-29 of this prospectus supplement, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of this offering as well as sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in the Company. In addition, giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expects that this offering will have a dilutive effect on our expected earnings per share.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which would likely be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $             million (or approximately $             million if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We will use the net proceeds from this offering for general corporate purposes, which may include providing capital to support our growth. Such growth may include the pursuit of strategic business opportunities such as branch, whole bank or FDIC-assisted bank acquisitions. Upon the successful completion of this offering, under the terms of the Treasury Warrants, the number of shares of our common stock issuable upon exercise of the Treasury Warrants will be reduced by 50% to 52,455 shares. We may also seek the approval of our regulators to utilize the net proceeds of this offering and other cash available to us to repurchase all or a portion of the Series A Shares or the Treasury Warrants.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2009 and to give effect to the issuance of the common stock offered hereby.

	As of September 30, 2009
	Actual	As Adjusted(1)
	(Dollars in thousand, except per share data)
Cash and cash equivalents	$9,444

Total debt and borrowings	$341,391

Stockholders’ equity
Preferred stock, par value $0.00; 1,000,000 shares authorized; 18,751 shares issued	18,326
Common stock, par value $2.00; 10,000,000 shares authorized; 2,890,177 shares issued and outstanding, as adjusted	7,287
Additional paid-in capital	5,463
Retained earnings	74,164
Accumulated other comprehensive income:
Unamortized net actuarial losses on employee benefit plans, net of tax of $57	(110)
Net unrealized appreciation on securities available for sale, net of tax of tax of $2,260	4,386
Portion of OTTI attributable to non-credit losses, net of tax of $951	(1,846)
Net unrealized appreciation on derivative instruments, net of tax of $235	456

Total accumulated other comprehensive income	2,886

Less: cost of 753,437 shares of treasury stock	(13,721)

Total stockholders’ equity	$94,405

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriter’s over-allotment option is exercised in full, common stock and additional paid-in capital will increase to $ and $ , respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE Amex under the symbol “BHB.” As of December 9, 2009, the last reported sale price of our common stock on the NYSE Amex was $32.50. As of December 8, 2009, there were approximately 2,615 stockholders of record.

The following table presents the high and low sales price per share of our common stock during certain periods, as reported on the NYSE Amex, and the cash dividends declared per share of common stock.

On January 16, 2009, we issued preferred securities and a warrant to purchase our common stock to the Treasury. Prior to January 16, 2012, unless we have redeemed the preferred securities or the Treasury has transferred the securities to a third party, the Treasury’s consent will be required for us to (i) increase our common stock dividend in excess of $0.26 per share or (ii) repurchase our common stock, other than in connection with benefit plans consistent with past practice.

	Share Prices		Cash Dividends Declared per Common Share
	Low	High
2009
Fourth Quarter ended December 31, 2009 (through December 9, 2009)	$26.27	$35.00	$0.26
Third Quarter ended September 30, 2009	30.53	37.20	0.26
Second Quarter ended June 30, 2009	22.30	31.76	0.26
First Quarter ended March 31, 2009	17.28	26.65	0.26

2008
Fourth Quarter ended December 31, 2008	$25.00	$28.00	$0.26
Third Quarter ended September 30, 2008	19.25	30.60	0.26
Second Quarter ended June 30, 2008	26.77	31.79	0.25
First Quarter ended March 31, 2008	28.50	32.00	0.25

2007
Fourth Quarter ended December 31, 2007	$29.75	$32.99	$0.24
Third Quarter ended September 30, 2007	28.00	32.05	0.24
Second Quarter ended June 30, 2007	29.30	32.70	0.235
First Quarter ended March 31, 2007	30.49	33.27	0.235

DESCRIPTION OF COMMON STOCK

The following description is a general summary of the terms of our common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, as amended. The description below does not contain all of the information that you might find useful or that might be important to you. You should refer to the provisions of our articles of incorporation and bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. You can obtain copies of our articles of incorporation and bylaws by following the directions under the heading “Where You Can Find More Information.”

General

Our amended articles of incorporation authorize us to issue 10,000,000 shares of common stock, par value $2.00 per share. As of December 9, 2009, there were 2,891,183 shares of common stock issued, and we had outstanding options exercisable for 194,836 shares of our common stock and outstanding warrants exercisable for 104,910 shares of our common stock.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

Voting Rights

Holders of our common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of our common stock do not have the right to cumulate their votes for the election of directors. Directors are elected by a plurality of the shares entitled to vote at an annual meeting at which a quorum is present.

Liquidation Rights

The holders of our common stock, together with the holders of any class or series of stock entitled to participate with the holders of our common stock in the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will be entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment to, the holders of any class of stock, including our Series A Shares, having preference over the common stock in the event of a liquidation, dissolution or winding-up the full preferential amounts to which they are entitled.

Dividends

The holders of our common stock and any class or series of stock entitled to participate with the holders of our common stock are entitled to receive dividends declared by our Board of Directors out of any assets legally available for distribution. We may not pay dividends or other distributions unless we have paid, declared or set aside all accumulated dividends and any sinking fund, retirement fund or other retirement payments on any class of stock having preference as to payments of dividends over our common stock. Our Series A Shares have a preference as to payments of dividends over our common stock. As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

Miscellaneous

The holders of our common stock have no preemptive or conversion rights for any shares that may be issued. Our common stock is not subject to additional calls or assessments, and all shares of our common stock currently outstanding are fully paid and nonassessable. All shares of common stock offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of any convertible securities, will, when issued, be fully paid and nonassessable, which means that the full purchase price of the shares will have been paid and the holders of the shares will not be assessed any additional monies for the shares.

NYSE Amex Listing

Our common stock is listed on NYSE Amex and trades on the exchange under the symbol “BHB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a general discussion of certain U.S. federal income and, to the limited extent set forth below, estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares pursuant to this offering.

The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect).

This discussion does not address all aspects of U.S. federal income or estate taxation that may be relevant to a particular investor in light of that investor’s individual circumstances, nor does it address any aspects of state, local, or non-U.S. taxes, or other tax considerations that may be relevant to holders of shares of common stock in light of their personal circumstances. This discussion deals only with shares of our common stock held as “capital assets,” within the meaning of Section 1221 of the Code, and does not purport to be applicable to special categories of investors, such as banks, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to market their securities holdings, persons subject to the alternative minimum tax, entities classified as partnerships, controlled foreign corporations or passive foreign investment companies for U.S. federal income tax purposes, companies that accumulate earnings to avoid U.S. federal income tax, pass-through entities, certain former citizens or long-term residents of the United States subject to tax as expatriates, persons holding shares of our common stock through a “hybrid entity,” or persons holding shares of our common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “wash sale,” “hedging,” “conversion,” “constructive sale,” or “integrated” transaction for tax purposes. A capital asset for these purposes generally is property held for investment. We have not sought any ruling from the Internal Revenue Service, or “IRS,” with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF SHARES OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR INDEPENDENT TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME, ESTATE AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of shares of our common stock that is not, for U.S. federal income tax purposes, a U.S. holder (other than an entity treated as a partnership for U.S. federal income tax purposes). The term “U.S. holder” means a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State thereof or the District of Columbia (except for certain non-U.S. entities taxed as U.S. corporations under specialized sections of the Code);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election in effect under U.S. Treasury regulations to be treated as a U.S. person for such purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns shares of our common stock, the tax treatment of a partner in the partnership will depend upon the tax status of the partner and the activities of the partnership. In the case of certain trusts, the tax treatment of a beneficiary of the trust will depend on the tax status of the beneficiary. Partners in a partnership, such partnerships and beneficiaries of a trust that own shares of our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

In general, any distributions which we make to a non-U.S. holder with respect to its shares of our common stock that constitute a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate.

A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent these distributions exceed our current or accumulated earnings and profits, the excess will be treated first as reducing the adjusted tax basis in the non-U.S. holder’s shares of our common stock, but not below zero, and, to the extent it exceeds the adjusted tax basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such shares of our common stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. In such cases, dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for refund together with the required information.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation, which we refer to as a “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of shares of our common stock, and our common stock has ceased to be regularly traded on an established securities market prior beginning of the calendar year in which the sale or disposition occurs or the non-U.S. holder has held (directly or by attribution) more than 5% of our common stock at any time during the five years preceding the sale.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of such sale or other disposition of shares of our common stock (and certain other conditions are met) will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We are currently not a USRPHC and do not expect to become a USRPHC.

Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in such person’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of a specific tax treaty or other agreement.

A non-U.S. holder will generally be subject to backup withholding currently at a rate of 28% for dividends on shares of our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the payment of any proceeds from the sale or other disposition of shares of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States unless the proceeds are transferred to an account maintained by the holder in the United States, the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address or the sale has some other specified connection to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code) or otherwise establishes an exemption. Information reporting, but not back up withholding, will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker which derives more than a specified percentage of its income from U.S. sources or has certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption. In addition, backup withholding may apply in such cases unless specified certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Recent Legislative Proposals

The Obama Administration has recently released general explanations of revenue proposals that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on the common stock, if such investors hold the common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information program. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME OR ESTATE TAXATION THAT MAY BE RELEVANT TO INVESTORS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. INVESTORS SHOULD CONSULT THEIR OWN INDEPENDENT TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF ANY COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

CERTAIN ERISA CONSIDERATIONS

Each person considering the use of plan assets of a pension, profit-sharing or other employee benefit plan, individual retirement account, Keogh plan or other retirement plan, account or arrangement, each a “plan,” to acquire or hold the common stock should consider whether an investment in the common stock would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or “ ERISA,” or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans subject to Title I of ERISA and/or Section 4975 of the Code including entities such as collective investment funds, partnerships and separate accounts or insurance company pooled separate accounts or insurance company general accounts whose underlying assets include the assets of such plans, or collectively, “Plans,” from engaging in certain transactions involving “plan assets” with persons who are “parties in interest,” under ERISA or “disqualified persons” under the Code, or “parties in interest” with respect to the Plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In the case of an individual retirement account, a violation of these prohibited transaction rules could cause the individual retirement account to lose tax-exempt status. Certain plans including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws, or collectively “Similar Laws.”

The acquisition or holding of the common stock by a Plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption.

Accordingly, the common stock may not be purchased or held by any Plan or any person investing “plan assets” of any Plan, unless (i) such purchase or holding is eligible for the exemptive relief available under (A) a Prohibited Transaction Class Exemption, or “PTCE,” such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14 issued by the U.S. Department of Labor or (B) a statutory exemption under Section 408(b) of ERISA and/or Section 4975(d) of the Code, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, or the “Service Provider Exemption,” for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration, or (ii) there is some other basis on which the purchase and holding of the common stock is not prohibited. Each purchaser or holder of the common stock or any interest therein, and each person making the decision to purchase or hold the common stock on behalf of any such purchaser or holder will be deemed to have represented and warranted in both its individual capacity and its representative capacity (if any), on each day from the date on which the purchaser or holder acquires its interest in the common stock to the date on which the purchaser or holder disposes of its interest in the common stock, that, by its purchase or holding of the common stock or any interest therein, (a) its purchase and holding of the common stock is not made on behalf of or with “plan assets” of any Plan, or (b) if its purchase and holding of the common stock is made on behalf of or with “plan assets” of a Plan, then (i) its purchase and holding of the common stock will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (ii) neither the Company nor any of our affiliates is acting as a fiduciary (within the meaning of Section 3(21)) of ERISA in connection with the purchase or holding of the common stock and has not provided any advice that has formed or may form a basis for any investment decision concerning the purchase or holding of the common stock. Each purchaser and holder of the common stock or any interest therein on behalf of any governmental plan will be deemed to have represented and warranted by its purchase or holding of the common stock or any interest therein that such purchase and holding does not violate any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common stock on behalf of or with “plan assets” of any plan or plan asset entity consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under Similar Laws, as applicable.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying base prospectus through RBC Capital Markets Corporation doing business as RBC Capital Markets, or the underwriter. We have entered into an underwriting agreement with the underwriter dated December     , 2009, or the Underwriting Agreement. Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriter. In connection with this offering, the underwriter or securities dealers may distribute documents to investors electronically. Subject to the terms and conditions of the Underwriting Agreement, the underwriter has agreed to purchase all of the shares of common stock offered hereby.

Commissions and discounts

Shares of common stock sold by the underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the underwriter to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriter to other brokers or dealers at a discount of up to $             per share from the public offering price. After the initial public offering, the underwriter may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by the underwriter or affiliates of the underwriter.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriter, assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase an additional              shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            . The underwriter will be responsible for paying its own expenses in connection with this offering.

Over-allotment option

We have granted the underwriter an option to buy up to an additional             % of the offered amount, or              additional shares, of our common stock at the public offering price less underwriting discounts and commissions. The underwriter may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriter has 30 days from the date of this prospectus supplement to exercise this option.

No sales of similar securities

We, our executive officers and our directors have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, the underwriter may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Director, officer, shareholder participation and related persons

At our request, the underwriter has reserved for sale up to five percent of the shares of our common stock to be sold in the offering, at the public offering price less the underwriting discounts and commissions, to our directors, officers, shareholders and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriter to the general public on the same basis as the other shares offered by this prospectus supplement.

Indemnification and contribution

We have agreed to indemnify the underwriter and its affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NYSE Amex Equities exchange listing

Our common stock is listed for trading on the NYSE Amex under the symbol “BHB.”

Price stabilization and short positions

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be

“covered short sales,” which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriter may close out any covered short position either by exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time without notice. The underwriter may carry out these transactions on the NYSE Amex exchange, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on the NYSE Amex in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriter and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The underwriter and its affiliates have in the past provided certain commercial banking, financial advisory and investment banking services for us for which they have received fees. No such services have been provided or fees paid since 2008. The underwriter and its affiliates may from time to time in the future perform services for us and engage in other transactions with us.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Hogan & Hartson L.L.P., Washington, DC, and Eaton Peabody, P.A., Bangor, ME. Certain legal matters with respect to this offering will be passed upon for the underwriter by Pierce Atwood LLP, Portsmouth, NH.

EXPERTS

The consolidated financial statements of Bar Harbor Bankshares as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of the internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

PROSPECTUS

BAR HARBOR BANKSHARES

Common Stock and Preferred Stock

By this prospectus, we may offer from time to time common stock and preferred stock. When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the price of the securities. You should read this prospectus and any prospectus supplement carefully before you decide to invest. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that further describes the securities being delivered to you.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is listed on the NYSE Amex exchange and trades under the symbol “BHB.” We have not yet determined whether any of the securities that may be offered by this prospectus will be listed on any exchange, or included in any inter-dealer quotation system or over-the-counter market. If we decide to seek the listing or inclusion of any such securities upon issuance, the prospectus supplement relating to those securities will disclose the exchange, quotation system or market on or in which the securities will be listed or included.

Investing in our securities involves risks. We may include specific risk factors in an applicable prospectus supplement under the heading “Risk Factors.”

The offered securities are not deposits or obligations of a bank or savings associations and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 3, 2009.

Use of Proceeds	4
The Securities We May Offer	5
Description of Common Stock	6
Description of Preferred Stock	8
Plan of Distribution	13
Legal Matters	15
Experts	15

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf process, we may, from time to time, sell any of the offered securities described in this prospectus in one or more offerings. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by us. We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act, with respect to the offered securities. This prospectus does not contain all of the information set forth in the registration statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the registration statement for a complete description.

You should read this prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” below. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

As used in this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our” and “the Company” mean, collectively, Bar Harbor Bankshares and its subsidiaries and their predecessors. In this prospectus, we sometimes refer to the common stock and preferred stock collectively as the “offered securities.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we file many of our documents electronically with the SEC, and you may access those documents over the Internet. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Documents we have filed with the SEC are also available on our website at www.bhbt.com. Except as expressly stated herein, information contained on our website does not constitute a part of this prospectus and is not incorporated by reference herein.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it in this prospectus. This helps us disclose certain information to you by referring you to the documents we file. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference each of the documents listed below.

(a)	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009, including the information we incorporated by reference in our Form 10-K from our definitive proxy statement for our 2009 Annual Meeting of Shareholders, which we filed on April 7, 2009;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, filed with the SEC on May 11, 2009 and August 10, 2009, respectively;

(c)	Our Current Reports on Form 8-K filed with the SEC on January 9, 2009, January 20, 2009, January 21, 2009, February 23, 2009, April 22, 2009 (as amended by the Form 8-K/A filed on May 26, 2009), May 21, 2009, May 26, 2009, June 26, 2009, July 21, 2009 and September 14, 2009 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

(d)	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on September 10, 1997, including any amendment or report filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act subsequent to the date hereof and prior to effectiveness of this registration statement shall be deemed to be incorporated in this registration statement and to be a part hereof from the date of filing of such documents or reports. In addition, all documents and reports filed by us subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may obtain copies of these documents, other than exhibits, free of charge by contacting Marsha C. Sawyer, Corporate Clerk, at our principal office, which is located at P.O. Box 400, 82 Main Street, Bar Harbor, ME 04609-0400, or by telephone at (207) 288-3314.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, forecasted demographic and economic trends relating to our industry and similar matters are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimate,” “potential” or “continue,” or the negative of these terms or other comparable terminology. We cannot promise you that our expectations in such forward-looking statements will turn out to be correct. Our actual results may differ materially from those projected in these statements because of various factors, including those discussed in our SEC reports on Forms 10–K, 10-Q and 8-K, which are incorporated by reference in this prospectus.

ABOUT BAR HARBOR BANKSHARES

We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System. We are also a Maine Financial Institution Holding Company for the purposes of the laws of the state of Maine and as such are subject to the jurisdiction of the Superintendent of the Maine Bureau of Financial Institutions.

We have one, wholly-owned first tier operating subsidiary, Bar Harbor Bank & Trust, a community bank, which offers a wide range of deposit, loan and related banking products, as well as brokerage services provided through a third-party brokerage arrangement. In addition, we offer trust and investment management services through our second tier subsidiary, Bar Harbor Trust Services, a Maine chartered non-depository trust company. These products and services are offered to individuals, businesses, not-for-profit organizations and municipalities.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of September 30, 2009, we had 18,751 shares of preferred stock outstanding, all of which were issued on January 16, 2009. The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges and pre-tax earnings required for preferred stock dividends. For purposes of computing these ratios:

•	earnings consist of income from continuing operations before income taxes, including goodwill impairment charges, securities mark-to-market gains and losses and securities impairment charges;

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expense attributable to interest, net of income from subleases;

•	fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•	pre-tax earnings required for preferred stock dividends were computed using tax rates for the applicable yea

	Six Months Ended June 30, 2009	Year ended December 31,
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends		2008	2007	2006	2005	2004
Including interest on deposits	1.68	1.42	1.35	1.40	1.59	1.68
Excluding interest on deposits	2.32	1.97	1.80	1.86	2.07	2.10

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of offered securities for general corporate purposes, including:

•	refinancing, reduction or repayment of debt;

•	redemption of preferred stock and warrants;

•	investments in our subsidiary bank as regulatory capital;

•	financing of possible acquisitions;

•	expansion of the business; and

•	investments at the holding company level.

The prospectus supplement with respect to an offering of offered securities may identify different or additional uses for the proceeds of that offering.

Pending the application of the net proceeds, we expect to temporarily invest the proceeds from the sale of offered securities in short-term obligations.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize certain material terms and provisions of the various types of securities that we may offer. The particular material terms of the securities offered by a prospectus supplement will be described in that prospectus supplement. If indicated in the applicable prospectus supplement, the terms of the offered securities may differ from the terms summarized below. The prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the offered securities, and the securities exchange, if any, on which the offered securities will be listed. The descriptions herein and in the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of the actual documents whose terms are summarized herein and in the applicable prospectus supplement, because those documents, and not the summaries, define your rights as holders of the relevant securities. For more information, please review the forms of these documents, which are or will be filed with the SEC and will be available as described under the heading “Where You Can Find More Information” above.

We may offer and sell from time to time, in one or more offerings, common stock and/or preferred stock.

DESCRIPTION OF COMMON STOCK

The following description is a general summary of the terms of our common stock. The description below does not purport to be complete and is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, as amended. The description below does not contain all of the information that you might find useful or that might be important to you. You should refer to the provisions of our articles of incorporation and bylaws because they, and not the summaries, define the rights of holders of shares of our common stock. You can obtain copies of our articles of incorporation and bylaws by following the directions under the heading “Where You Can Find More Information.”

General

Our amended articles of incorporation authorize us to issue 10,000,000 shares of common stock, par value $2.00 per share. As of September 30, 2009, there were 2,890,177 shares of common stock issued, and we had outstanding options exercisable for 193,336 shares of our common stock and outstanding warrants exercisable for 104,910 shares of our common stock.

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

Voting Rights

Holders of our common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of our common stock do not have the right to cumulate their votes for the election of directors, which means that the holders of more than 50% of the shares of common stock voting for the election of directors are able to elect all of the directors standing for election at any meeting if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any person to our board of directors at that shareholder meeting.

Liquidation Rights

The holders of our common stock, together with the holders of any class or series of stock entitled to participate with the holders of our common stock in the distribution of assets in the event of any liquidation, dissolution or winding-up of us, whether voluntary or involuntary, will be entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment to, the holders of any class of stock, including our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having preference over the common stock in the event of a liquidation, dissolution or winding-up the full preferential amounts to which they are entitled.

Dividends

The holders of our common stock and any class or series of stock entitled to participate with the holders of our common stock are entitled to receive dividends declared by our board of directors out of any assets legally available for distribution. We may not pay dividends or other distributions unless we have paid, declared or set aside all accumulated dividends and any sinking fund, retirement fund or other retirement payments on any class of stock having preference as to payments of dividends over our common stock. Our Fixed Rate Cumulative Perpetual Preferred Stock, Series A has a preference as to payments of dividends over our common stock. As a holding company, our ability to pay distributions is affected by the ability of our subsidiaries to pay dividends. The ability of our bank subsidiary, and our ability, to pay dividends in the future is, and could in the future be further, influenced by bank regulatory requirements and capital guidelines.

Miscellaneous

The holders of our common stock have no preemptive or conversion rights for any shares that may be issued. Our common stock is not subject to additional calls or assessments, and all shares of our common stock currently outstanding are fully paid and nonassessable. All shares of common stock currently offered pursuant to a prospectus supplement, or issuable upon conversion, exchange or exercise of any convertible securities, will, when issued, be fully paid and nonassessable, which means that the full purchase price of the shares will have been paid and the holders of the shares will not be assessed any additional monies for the shares.

NYSE Amex Listing

Our common stock is listed on the NYSE Amex exchange and trades on the exchange under the symbol “BHB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

The following description is a general summary of the terms of the preferred stock which we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our amended articles of incorporation and the applicable articles of amendment designating the terms of the related series of preferred stock and our amended bylaws, each of which we will make available upon request. The descriptions herein and in the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of our articles of incorporation, the applicable articles of amendment and our bylaws because they, and not the summaries, define your rights as holders of shares of our preferred stock.

General

We are authorized to issue 1,000,000 shares of preferred stock, no par value. On January 16, 2009, we issued 18,751 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A to the United States Department of the Treasury. No other shares of preferred stock are issued and outstanding. Our amended articles of incorporation, subject to limitations prescribed in such articles and subject to limitations prescribed by Maine law, authorize the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. As a result of its broad discretion with respect to the creation and issuance of preferred stock without stockholder approval, the board of directors could adversely affect the voting power of the holders of common stock and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of us.

Terms of the Preferred Stock That We May Offer and Sell to You

You should refer to the prospectus supplement relating to the class or series of preferred stock being offered for the specific terms of that class or series, including:

•	the title and stated value of the preferred stock being offered;

•	the number of shares of preferred stock being offered, their liquidation preference per share and their purchase price;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock being offered will accumulate;

•	the procedures for any auction and remarketing, if any, for the preferred stock being offered;

•	the provisions for a sinking fund, if any, for the preferred stock being offered;

•	the provisions for redemption, if applicable, of the preferred stock being offered;

•	any listing of the preferred stock being offered on any securities exchange or market;

•

the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into or exchangeable for other securities or rights, or a combination of the foregoing, including the name of the issuer of the securities or rights, conversion or exchange price, or the manner of calculating the conversion or exchange price, and the conversion or exchange date(s) or period(s) and whether we will have the option to convert such preferred stock into cash;

•	voting rights, if any, of the preferred stock being offered;

•	a discussion of any material and/or special United States federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•

any limitations on the issuance of any class or series of preferred stock ranking senior to or equally with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Ranking

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of our affairs, rank:

•	senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that the equity securities rank junior to the preferred stock being offered;

•

equally with our Fixed Rate Cumulative Perpetual Preferred Stock, Series A and all equity securities issued by us other than those referred to in the first and last bullet points of this subheading; and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities rank senior to the preferred stock being offered.

For purposes of this subheading, the term “equity securities” does not include convertible debt securities.

Distributions

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to stockholders, cash distributions, or distributions in kind or in other property if expressly permitted and described in the applicable prospectus supplement, at the rates and on the dates as we will set forth in the applicable prospectus supplement. We will pay each distribution to holders of record as they appear on our stock transfer books on the record dates determined by our board of directors.

Distributions on any class or series of preferred stock, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of directors fails to declare a distribution payable on a distribution payment date on any class or series of preferred stock for which distributions are non-cumulative, then the holders of that class or series of preferred stock will have no right to receive a distribution in respect of the distribution period ending on that distribution payment date, and we will have no obligation to pay the distribution accumulated for that period, whether or not distributions on that series are declared payable on any future distribution payment date.

If any shares of the preferred stock of any class or series are outstanding, no full dividends will be declared or paid or set apart for payment on our preferred stock of any other class or series ranking, as to dividends, equally with or junior to the preferred stock of the class or series for any period unless all required dividends are paid. The phrase “all required dividends are paid” when used in this prospectus with respect to class or series of preferred stock means that:

•

if the class or series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of the class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment is set apart for payment for all past dividend periods and the then current dividend period; or

•

if the class or series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of the class or series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment is set apart for the payment for the then current dividend period.

When dividends are not paid in full, or a sum sufficient for the full payment is not so set apart, upon the shares of preferred stock of any class or series and the shares of any other class or series of preferred stock ranking equally as to dividends with the preferred stock of the class or series, all dividends declared upon shares of preferred stock of the class or series and any other class or series of preferred stock ranking equally as to dividends with the preferred stock will be declared equally so that the amount of dividends declared per share on the preferred stock of the class or series and the other class or series of preferred stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of preferred stock of the class or series, which will not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have cumulative dividend, and the other class or series of preferred stock bear to each other. No interest, sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred stock of the class or series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless all required dividends are paid, no dividends, other than in common stock or other stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us, will be declared or paid or set aside for payment or other distribution will be declared or made upon the common stock or any of our other stock ranking junior or equally with the preferred stock of the class or series as to dividends or upon liquidation, nor will any common stock or any of our other capital stock ranking junior to or equally with preferred stock of the class or series as to dividends or upon liquidation, dissolution or winding-up of us be redeemed, purchased or otherwise acquired for any consideration, or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any stock, by us except by conversion into or exchange for our other stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us.

Any dividend payment made on shares of a class or series of preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of the class or series which remains payable.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a class or series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon, which will not, if the preferred stock does not have a cumulative dividend, include an accumulation in respect of unpaid dividends for prior dividends periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of our stock, the terms of the preferred stock may provide that, if no stock will have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock will automatically and mandatorily be converted into shares of our applicable stock pursuant to conversion provisions specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless provided otherwise for any class or series of preferred stock, unless all required dividends are paid:

•	no shares of the applicable class or series of preferred stock will be redeemed unless all outstanding shares of preferred stock of the class or series are simultaneously redeemed; and

•

we will not purchase or otherwise acquire directly or indirectly any shares of the applicable class or series of preferred stock, except by conversion into or exchange for our stock ranking junior to the preferred stock of the class or series as to dividends and upon liquidation, dissolution or winding-up of us;

provided, however, that the above restrictions will not prevent the purchase or acquisition of shares of preferred stock of the class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred stock of the class or series.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any common stock or any other class or series of shares of our capital stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of our affairs, the holders of each series or class of preferred stock will be entitled to receive out of our assets legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference set forth in the applicable prospectus supplement, plus an amount equal to all accumulated and unpaid distributions. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of preferred stock will have no right or claim to any of our remaining assets. If, upon the voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred stock and the corresponding amounts payable on all shares of other classes or series of shares of our capital stock ranking equally with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of shares of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If liquidating distributions will have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of shares of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

For those purposes, the consolidation or merger of us with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law, or as otherwise provided in the articles of amendment or the resolutions establishing such series and as indicated in the applicable prospectus supplement.

Conversion Rights

The terms and conditions, if any, upon which any class or series of preferred stock are convertible into or exchangeable for our other securities or rights or those of other issuers, including, without limitation, common stock, debt securities, trust preferred securities or another series of preferred stock, or any combination of the foregoing, will be set forth in the applicable prospectus supplement relating to the preferred stock. The terms will include the name of the issuer of the other securities or rights and the number or principal amount of the securities or rights into which the shares of preferred stock are convertible or exchangeable, the conversion or exchange price or rate or the manner of calculating the price, the conversion or exchange date(s) or period(s), provisions as to whether conversion or exchange will be at the option of the holders of the preferred stock or at our or other issuer’s option, the events requiring an adjustment of the conversion or exchange price or rate and provisions affecting conversion or exchange in the event of the redemption of the series of preferred stock.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in any one or more of the following ways from time to time:

•	directly to investors, including through a specific bidding, auction or other process;

•	to investors through agents;

•	directly to agents;

•	to or through brokers or dealers;

•	to the public through underwriting syndicates led by one or more managing underwriters;

•	to one or more underwriters acting alone for resale to investors or to the public; or

•	through a combination of any such methods of sale.

We may also sell the securities offered by this prospectus in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise.

The prospectus supplement related to a particular offering will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any over-allotment options under which the underwriters may purchase additional securities from us;

•	any underwriting discounts and other items constituting compensation to underwriters, dealers or agents;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; or

•	any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement. Any underwritten offering may be on a best efforts or a firm commitment basis.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at varying prices determined at the time of sale, or at prices determined as the applicable prospectus supplement specifies. The securities may be sold through a rights offering, forward contracts or similar arrangements.

In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We will provide in the applicable prospectus supplement information regarding any underwriting discounts or other compensation that we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the sale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

In compliance with guidelines of the Financial Industry Regulatory Authority, or “FINRA,” the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Unless otherwise specified in the related prospectus supplement, each series of securities will be a new issue with no established trading market, other than shares of our common stock, which are listed on the NYSE Amex exchange. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of, or the trading market for, any offered securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. Underwriters may engage in over-allotment. If any underwriters create a short position in the securities in an offering in which they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing the securities in the open market.

Underwriters, dealers or agents that participate in the offer of securities, or their affiliates or associates, may be customers of, have engaged or engage in transactions with, and perform services for, us or our affiliates in the ordinary course of business for which they may have received or receive customary fees and reimbursement of expenses.

LEGAL MATTERS

In connection with particular offerings of securities in the future, the validity of any securities offered by this prospectus from time to time will be passed upon for us by Eaton Peabody, P.A., Bangor, ME. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement related to such offering.

EXPERTS

The consolidated financial statements of Bar Harbor Bankshares as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$20,000,000

Common Stock

Prospectus Supplement

RBC CAPITAL MARKETS

December     , 2009